Exhibit 99.2

ATS CORPORATION

Interim Condensed Consolidated Financial Statements

For the period ended December 29, 2024

(Unaudited)

ATS CORPORATION
Interim Condensed Consolidated Statements of Financial Position
(in thousands of Canadian dollars - unaudited)

As at	Note	December 29 2024	March 31 2024
ASSETS	14
Current assets
Cash and cash equivalents		$263,152	$170,177
Accounts receivable	20	709,127	471,345
Income tax receivable		17,668	13,428
Contract assets	20	619,510	704,703
Inventories	5	366,207	295,880
Deposits, prepaids and other assets	6	98,935	98,161
		2,074,599	1,753,694
Non-current assets
Property, plant and equipment	9	320,133	296,977
Right-of-use assets	7	120,209	105,661
Other assets	8	3,123	18,416
Goodwill	10	1,369,149	1,228,600
Intangible assets	11	754,600	679,547
Deferred income tax assets	16	24,500	5,904
		2,591,714	2,335,105
Total assets		$4,666,313	$4,088,799
LIABILITIES AND EQUITY
Current liabilities
Bank indebtedness	14	$4,252	$4,060
Accounts payable and accrued liabilities		629,824	604,488
Income tax payable		33,998	44,732
Contract liabilities	20	346,271	312,204
Provisions	13	35,749	35,978
Current portion of lease liabilities	7	30,688	27,571
Current portion of long-term debt	14	193	176
		1,080,975	1,029,209
Non-current liabilities
Employee benefits		26,262	24,585
Long-term lease liabilities	7	96,390	83,808
Long-term debt	14	1,611,039	1,171,796
Deferred income tax liabilities	16	86,661	81,353
Other long-term liabilities	8	8,946	14,101
		1,829,298	1,375,643
Total liabilities		$2,910,273	$2,404,852
Commitments and contingencies	14, 18
EQUITY
Share capital	15	$841,559	$865,897
Contributed surplus		35,982	26,119
Accumulated other comprehensive income		145,608	64,155
Retained earnings		729,346	724,495
Equity attributable to shareholders		1,752,495	1,680,666
Non-controlling interests		3,545	3,281
Total equity		1,756,040	1,683,947
Total liabilities and equity		$4,666,313	$4,088,799

See accompanying notes to the interim condensed consolidated financial statements.

ATS CORPORATION
Interim Condensed Consolidated Statements of Income
(in thousands of Canadian dollars, except per share amounts - unaudited)

		Three months ended		Nine months ended
	Note	December 29 2024	December 31 2023	December 29 2024	December 31 2023

Revenues	19, 20	$651,993	$752,052	$1,959,044	$2,241,417

Operating costs and expenses
Cost of revenues		454,061	538,435	1,374,193	1,606,658
Selling, general and administrative		156,365	114,187	430,025	359,811
Restructuring costs	13	3,360	16,228	20,435	16,228
Stock-based compensation	17	5,125	4,671	11,548	18,116

Earnings from operations		33,082	78,531	122,843	240,604

Net finance costs	21	22,440	17,537	65,492	49,945

Income before income taxes		10,642	60,994	57,351	190,659

Income tax expense	16	4,137	13,812	16,438	45,010

Net income		$6,505	$47,182	$40,913	$145,649

Attributable to
Shareholders		$6,414	$47,048	$40,809	$145,276
Non-controlling interests		91	134	104	373
		$6,505	$47,182	$40,913	$145,649

Earnings per share attributable to shareholders
Basic	22	$0.07	$0.48	$0.42	$1.49
Diluted	22	$0.07	$0.47	$0.41	$1.48

See accompanying notes to the interim condensed consolidated financial statements.

ATS CORPORATION
Interim Condensed Consolidated Statements of Comprehensive Income
(in thousands of Canadian dollars - unaudited)

	Three months ended		Nine months ended
	December 29 2024	December 31 2023	December 29 2024	December 31 2023
Net income	$6,505	$47,182	$40,913	$145,649

Other comprehensive income (loss):

Items to be reclassified subsequently to net income:

Currency translation adjustment (net of income taxes of $nil)	66,702	(33)	96,418	(15,061)

Net unrealized gain (loss) on derivative financial instruments designated as cash flow hedges	(9,437)	8,483	(10,766)	9,624
Tax impact	2,382	(2,155)	2,716	(2,415)

Loss transferred to net income for derivatives designated as cash flow hedges	115	1,662	383	4,066
Tax impact	(29)	(422)	(100)	(1,021)

Cross-currency interest rate swap adjustment	(2,549)	(6,520)	(3,109)	(4,862)
Tax impact	637	1,630	777	1,216

Variable for fixed interest rate swap adjustment	910	(6,371)	(6,149)	(2,573)
Tax impact	(228)	1,593	1,537	643
Other comprehensive income (loss)	58,503	(2,133)	81,707	(10,383)

Comprehensive income	$65,008	$45,049	$122,620	$135,266

Attributable to
Shareholders	$64,924	$44,881	$122,262	$135,125
Non-controlling interests	84	168	358	141
	$65,008	$45,049	$122,620	$135,266

See accompanying notes to the interim condensed consolidated financial statements.

ATS CORPORATION
Interim Condensed Consolidated Statements of Changes in Equity
(in thousands of Canadian dollars - unaudited)

Nine months ended December 29, 2024
	Share capital	Contributed surplus	Retained earnings	Currency translation adjustments	Cash flow hedge reserve	Total accumulated other comprehensive income	Non-controlling interests	Total equity

Balance, as at March 31, 2024	$865,897	$26,119	$724,495	$48,635	$15,520	$64,155	$3,281	$1,683,947
Net income	—	—	40,809	—	—	—	104	40,913
Other comprehensive income (loss)	—	—	—	96,164	(14,711)	81,453	254	81,707
Total comprehensive income (loss)	—	—	40,809	96,164	(14,711)	81,453	358	122,620

Purchase of non-controlling interest 4	—	—	94	—	—	—	(94)	—
Stock-based compensation	—	9,907	—	—	—	—	—	9,907
Exercise of stock options	183	(44)	—	—	—	—	—	139
Common shares held in trust (note 17)	(14,690)	—	—	—	—	—	—	(14,690)
Repurchase of common shares (note 15)	(9,831)	—	(36,052)	—	—	—	—	(45,883)

Balance, as at December 29, 2024	$841,559	$35,982	$729,346	$144,799	$809	$145,608	$3,545	$1,756,040

Nine months ended December 31, 2023
	Share capital	Contributed surplus	Retained earnings	Currency translation adjustments	Cash flow hedge reserve	Total accumulated other comprehensive income	Non-controlling interests	Total equity

Balance, as at March 31, 2023	$520,633	$15,468	$530,707	$51,206	$8,834	$60,040	$3,735	$1,130,583
Net income	—	—	145,276	—	—	—	373	145,649
Other comprehensive income (loss)	—	—	—	(14,829)	4,678	(10,151)	(232)	(10,383)
Total comprehensive income (loss)	—	—	145,276	(14,829)	4,678	(10,151)	141	135,266

Purchase of non-controlling interest	—	—	471	—	—	—	(666)	(195)
Stock-based compensation	—	8,146	—	—	—	—	—	8,146
Exercise of stock options	2,504	(550)	—	—	—	—	—	1,954
U.S. initial public offering	366,332	—	—	—	—	—	—	366,332
Common shares held in trust	(23,820)	—	—	—	—	—	—	(23,820)

Balance, as at December 31, 2023	$865,649	$23,064	$676,454	$36,377	$13,512	$49,889	$3,210	$1,618,266

See accompanying notes to the interim condensed consolidated financial statements.

ATS CORPORATION
Interim Condensed Consolidated Statements of Cash Flows
(in thousands of Canadian dollars - unaudited)

		Three months ended		Nine months ended
	Note	December 29 2024	December 31 2023	December 29 2024	December 31 2023

Operating activities
Net income		$6,505	$47,182	$40,913	$145,649
Items not involving cash
Depreciation of property, plant and equipment	9	8,404	7,111	25,152	20,791
Amortization of right-of-use assets	7	8,563	7,304	24,967	21,656
Amortization of intangible assets	11	20,943	20,743	64,511	62,393
Deferred income taxes	16	(9,488)	(8,693)	(25,266)	(9,020)
Other items not involving cash		(1,605)	(1,871)	(2,666)	(2,433)
Stock-based compensation	17	3,281	3,043	9,907	8,146
Change in non-cash operating working capital	23	30,081	35,689	(151,073)	(235,977)
Cash flows provided by (used in) operating activities		$66,684	$110,508	$(13,555)	$11,205

Investing activities
Acquisition of property, plant and equipment	9	$(6,901)	$(12,045)	$(22,111)	$(46,516)
Acquisition of intangible assets	11	(9,506)	(5,666)	(27,032)	(15,971)
Business acquisitions, net of cash acquired	4	2,280	(266,117)	(179,389)	(275,776)
Settlement of cross-currency interest rate swap instrument	8	(16,555)	—	(16,555)	—
Proceeds from disposal of property, plant and equipment	9	350	14,554	1,135	22,809
Cash flows used in investing activities		$(30,332)	$(269,274)	$(243,952)	$(315,454)

Financing activities
Bank indebtedness		$(13,559)	$2,495	$(503)	$(378)
Repayment of long-term debt		(218,569)	(76,151)	(505,686)	(542,095)
Proceeds from long-term debt		193,836	310,844	908,354	626,828
Settlement of cross-currency interest rate swap instrument	8	24,262	—	24,262	—
Proceeds from exercise of stock options		52	775	139	1,954
Proceeds from U.S. initial public offering, net of issuance fees	15	—	—	—	362,072
Purchase of non-controlling interest		—	13	—	(195)
Repurchase of common shares	15	—	—	(44,983)	—
Acquisition of shares held in trust	17	—	—	(14,690)	(23,820)
Principal lease payments		(7,678)	(5,135)	(22,244)	(18,250)
Cash flows provided by (used in) financing activities		$(21,656)	$232,841	$344,649	$406,116

Effect of exchange rate changes on cash and cash equivalents		1,519	(569)	5,833	(846)

Increase in cash and cash equivalents		16,215	73,506	92,975	101,021

Cash and cash equivalents, beginning of period		246,937	187,382	170,177	159,867

Cash and cash equivalents, end of period		$263,152	$260,888	$263,152	$260,888

Supplemental information
Cash income taxes paid		$21,797	$7,946	$51,213	$33,662
Cash interest paid		$23,147	$20,814	$62,837	$54,952

See accompanying notes to the interim condensed consolidated financial statements.

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

1. CORPORATE INFORMATION

ATS Corporation and its subsidiaries (collectively, "ATS" or the "Company") is an industry leader in planning, designing, building, commissioning and servicing automated manufacturing systems - including automation products and test solutions - for a broadly-diversified base of customers.

The Company is listed on the Toronto Stock Exchange and New York Stock Exchange under the ticker symbol "ATS" and is incorporated and domiciled in Ontario, Canada. The address of its registered office is 730 Fountain Street North, Cambridge, Ontario, Canada.

The interim condensed consolidated financial statements of the Company for the three and nine months ended December 29, 2024 were authorized for issue by the Board of Directors (the "Board") on February 4, 2025.

2. BASIS OF PREPARATION

These interim condensed consolidated financial statements were prepared on a historical cost basis, except for derivative instruments that have been measured at fair value. The interim condensed consolidated financial statements are presented in Canadian dollars and all values are rounded to the nearest thousand, except where otherwise stated.

Statement of compliance
These interim condensed consolidated financial statements are prepared in accordance with International Accounting Standard ("IAS") 34 - Interim Financial Reporting. Accordingly, certain information and disclosures normally included in annual financial statements prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"), have been omitted or condensed. These interim condensed consolidated financial statements should be read in conjunction with the annual consolidated financial statements of the Company for the year ended March 31, 2024.

Standards adopted in fiscal 2025
The accounting policies adopted in the preparation of these interim condensed consolidated financial statements are consistent with those followed in the presentation of the Company's annual consolidated financial statements for the year ended March 31, 2024, except as noted below:

(i) Amendments to IAS 1 - Presentation of Financial Statements

The IASB clarified the classification of liabilities as current or non-current based on the existence of a right to defer settlement at the reporting date. The classification of a liability remains unaffected by the intentions or expectations of the entity to exercise its right to defer settlement, or its ability to settle early.

The IASB reconfirmed that only covenants with which a company must comply on or before the reporting date affect the classification of a liability as current or non-current. Future covenants do not affect classification, however, if there is a future covenant on a non-current liability, entities are required to disclose information regarding the risk that those liabilities could become repayable within 12 months after the reporting date.

The Company adopted these amendments on April 1, 2024 and the adoption did not have an impact on the Company's interim condensed consolidated financial statements.

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

Standard issued but not yet effective

A number of new standards and amendments to standards have been issued but are not yet effective for the financial year ending March 31, 2025, and accordingly, have not been applied in preparing these interim condensed consolidated financial statements. The Company reasonably expects the following standard to be applicable at a future date:

(i) Issuance of IFRS 18 - Presentation and Disclosure in Financial Statements

On April 9, 2024, the IASB issued IFRS 18, which will replace IAS 1 for reporting periods beginning on or after January 1, 2027. The new standard aims to improve comparability and transparency of communication in financial statements. The requirements include required totals, subtotals and new categories in the consolidated statements of income; disclosure of management-defined performance measures and guidance on aggregation and disaggregation. Retrospective application is required in both annual and interim financial statements. The Company is in the process of reviewing the new standard to determine the impact on its consolidated financial statements.

3. CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

The preparation of the Company's interim condensed consolidated financial statements requires management to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities at the end of the reporting period. However, uncertainty about these estimates, judgments and assumptions could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, which have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next fiscal year, are consistent with those disclosed in the Company's fiscal 2024 audited consolidated financial statements.

The Company based its estimates, judgments and assumptions on parameters available when the interim condensed consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of the Company. Such changes are reflected in the estimates when they occur.

Tariffs: The United States has announced potential tariffs on imports from Canada, Mexico and China. The timing and impact of the tariffs on the Company's financial condition, cash flows and operations is uncertain and cannot currently be quantified. Management will continue to monitor and assess the impact of the potential tariffs on its judgements, estimates, and amounts recognized in these interim condensed consolidated financial statements.

4. ACQUISITIONS

(a) Current year acquisitions

(i) On July 24, 2024, the Company acquired 100% of the shares of Paxiom Group ("Paxiom"), a provider of primary, secondary, and end-of-line packaging machines in the food and beverage, cannabis, and

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

pharmaceutical industries. The total purchase price paid upon finalization of working capital adjustments was $146,438.

Cash used in investing activities was determined as follows:

Cash consideration	$146,438
Less: cash acquired	(9,923)
$136,515

The allocation of the purchase price at fair value is as follows:

Purchase price allocation
Cash	$9,923
Other current assets	19,150
Property, plant and equipment	1,588
Right-of-use assets	11,562
Intangible assets with a definite life
Technology	10,200
Customer relationships	44,700
Other	1,694
Intangible assets with an indefinite life
Brands	12,200
Current liabilities	(17,114)
Other long-term liabilities	(10,887)
Deferred tax liability	(16,115)
Net identifiable assets	$66,901
Residual purchase price allocated to goodwill	79,537
Purchase consideration	$146,438

Current assets include accounts receivable of $5,328, representing the fair value of accounts receivable expected to be collected.

The purchase cost was allocated to the underlying assets acquired and liabilities assumed based upon the estimated fair values at the date of acquisition. The fair value of the assets acquired and the liabilities assumed have been determined on a provisional basis based on information that is currently available to the Company. Final valuations of certain assets including intangible assets and property, plant, and equipment, are not yet complete due to timing of the acquisition and inherent complexity associated with valuations. Specifically, a third-party valuation has not been finalized. Therefore, the purchase price allocation is preliminary and is subject to adjustment upon completion of the valuation process and analysis of resulting tax effects. During the three months ended December 29, 2024, changes to the purchase price allocation resulted in a decrease to working capital of $812 and goodwill of $1,468.

The primary factors contributing to the recognition of goodwill include the acquired workforce, access to new market growth opportunities, and the strategic value to the Company's growth plan. Approximately 86% of the amounts assigned to intangible assets and 82% of the amounts assigned to goodwill are not expected to be tax-deductible. This acquisition was accounted for as a business combination, with the Company acquiring Paxiom using the purchase method of accounting as of July 24, 2024. From the acquisition date to December 29, 2024, Paxiom contributed approximately $22,323

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

in revenue and incurred a net loss of $1,235. If Paxiom had been acquired at the beginning of ATS' fiscal year (April 1, 2024), the Company estimates that the combined entity's revenues and net income for the nine months ended December 29, 2024 would have been approximately $17,859 higher and $988 lower, respectively.

(ii) On August 30, 2024, the Company acquired all material assets from Heidolph Instruments GmbH & Co. KG and Hans Heidolph GmbH ("Heidolph"), a leading manufacturer of premium lab equipment for the life sciences and pharmaceutical industries. This acquisition was accounted for as a business combination with the Company as the acquirer, since Heidolph meets the definition of a business under IFRS 3 - Business Combinations. The total purchase price was $45,064 (30,252 Euros).

Cash used in investing activities was determined as follows:

Cash consideration	$45,064
Less: cash acquired	(2,190)
$42,874

The allocation of the purchase price at fair value is as follows:

Purchase price allocation
Cash	$2,190
Other current assets	20,440
Property, plant and equipment	18,014
Right-of-use assets	3,204
Intangible assets with a definite life
Customer relationships	1,043
Other	297
Intangible assets with an indefinite life
Brands	4,841
Current liabilities	(2,368)
Other long-term liabilities	(4,939)
Net identifiable assets	$42,722
Residual purchase price allocated to goodwill	2,342
Purchase consideration	$45,064

Current assets include accounts receivable of $2,206, representing the fair value of accounts receivable expected to be collected.

The purchase cost was allocated to the underlying assets acquired and liabilities assumed based upon the estimated fair values at the date of acquisition. The fair value of the assets acquired and the liabilities assumed have been determined on a provisional basis based on information that is currently available to the Company. Final valuations of certain assets including intangible assets and property, plant, and equipment, are not yet complete due to timing of the acquisition and inherent complexity associated with valuations. Specifically, a third-party valuation has not been finalized. Therefore, the purchase price allocation is preliminary and is subject to adjustment upon completion of the valuation process and analysis of resulting tax effects. During the three months ended December 29, 2024, changes to the purchase price allocation resulted in a decrease to working capital of $299 and increase in other long-term liabilities of $200 and goodwill of $499.

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

The primary factors contributing to the recognition of goodwill include the acquired workforce and adjacent strategic capabilities, which will complement existing ATS businesses to provide comprehensive laboratory solutions. The amounts assigned to goodwill and intangible assets are expected to be partially tax-deductible. This acquisition was accounted for as a business combination, with the Company acquiring Heidolph using the purchase method of accounting as of August 30, 2024. From the acquisition date to December 29, 2024, Heidolph contributed approximately $23,335 in revenue and incurred a net loss of $1,066. If Heidolph had been acquired at the beginning of ATS' fiscal year (April 1, 2024), the Company estimates that the combined entity's revenues and net income for the nine months ended December 29, 2024 would have been approximately $29,169 higher and $1,333 lower, respectively.

5. INVENTORIES

As at	December 29 2024	March 31 2024
Raw materials	$158,798	$153,433
Work in progress	132,315	98,245
Finished goods	75,094	44,202
	$366,207	$295,880

The amount charged to net income and included in cost of revenues for the write-down of inventories for valuation issues during the three and nine months ended December 29, 2024 was $1,007 and $3,073 respectively (three and nine months ended December 31, 2023 - $1,399 and $4,429, respectively). The amount of inventories carried at net realizable value as at December 29, 2024 was $7,010 (March 31, 2024 - $6,904).

6. DEPOSITS, PREPAIDS AND OTHER ASSETS

As at	December 29 2024	March 31 2024
Prepaid assets	$37,988	$38,046
Supplier deposits	33,187	35,686
Investment tax credit receivable	22,423	19,379
Current portion of cross-currency interest rate swap instrument	2,589	—
Forward foreign exchange contracts	2,748	5,050
	$98,935	$98,161

7. RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

Changes in the net balance of right-of-use assets during the nine months ended December 29, 2024 were as follows:

	Note	Buildings	Vehicles and equipment	Total
Balance, at March 31, 2024		$85,588	$20,073	$105,661
Additions		12,626	8,100	20,726
Amortization		(17,794)	(7,173)	(24,967)
Acquisition of subsidiaries	4	14,766	—	14,766
Exchange and other adjustments		2,728	1,295	4,023
Balance, at December 29, 2024		$97,914	$22,295	$120,209

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

Changes in the balance of lease liabilities during the nine months ended December 29, 2024 were as follows:

	Note
Balance, at March 31, 2024		$111,379
Additions		20,726
Interest		4,487
Payments		(26,731)
Acquisition of subsidiaries	4	14,766
Exchange and other adjustments		2,451
Balance, at December 29, 2024		$127,078
Less: current portion		30,688
		$96,390

The right-of-use assets and lease liabilities relate to leases of real estate properties, automobiles and other equipment. For the three and nine months ended December 29, 2024, the Company recognized expense related to short-term and low-value leases of $1,246 and $3,037, respectively, in cost of revenues (December 31, 2023 - $1,467 and $3,693, respectively), and $594 and $1,636, respectively, in selling, general and administrative expenses (December 31, 2023 - $420 and $929, respectively) in the interim condensed consolidated statements of income.

8. OTHER ASSETS AND LIABILITIES

Other assets consist of the following:

As at	December 29 2024	March 31 2024
Cross-currency interest rate swap instrument (i)	$3,106	$17,204
Variable for fixed interest rate swap instruments (ii)	—	1,198
Other	17	14
Total	$3,123	$18,416

Other long-term liabilities consist of the following:

As at	December 29 2024	March 31 2024
Cross-currency interest rate swap instrument (i)	$3,995	$14,101
Variable for fixed interest rate swap instrument (ii)	4,951	—
Total	$8,946	$14,101

(i) On December 5, 2024, the Company settled the cross-currency interest rate swap instrument to swap U.S. $175,000 into Canadian dollars that was maturing on December 15, 2025. The Company received interest of 4.125% U.S. per annum and paid interest of 4.169% Canadian. The Company also settled the cross-currency interest rate swap instrument to swap 161,142 Euros into Canadian dollars that was maturing on December 15, 2025. The Company received interest of 4.169% Canadian per annum and paid interest of 2.351% Euros. The Company received $7,707 to settle the cross-currency swaps, of which $16,555 was recorded as cash paid in investing activities (portion related to Euro-denominated net investment hedge) and $24,262 was recorded as cash received in financing activities (portion related to foreign currency Senior Note hedge) in the interim condensed consolidated statements of cash flows.

On December 5, 2024, the Company entered into a cross-currency interest rate swap instrument to swap U.S. $175,000 into Canadian dollars to hedge a portion of its foreign exchange risk related to its

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

U.S. dollar-denominated Senior Notes. The Company will receive interest of 4.125% U.S. per annum and pay interest of 3.128% Canadian. The terms of the hedging instrument will end on December 15, 2027.

The Company entered into a cross-currency interest rate swap instrument on December 5, 2024 to swap 165,328 Euros into Canadian dollars to hedge the net investment in European operations. The Company will receive interest of 3.128% Canadian per annum and pay interest of 2.645% Euros. The terms of the hedging relationship will end on December 15, 2027.

(ii) Effective November 4, 2022, the Company entered into a variable for fixed interest rate swap instrument to swap the variable interest rate on its $300,000 non-amortized secured term credit facility to a fixed 4.241% interest rate. The terms of the hedging instrument ended on November 4, 2024.

On November 21, 2023, the Company entered into a variable for fixed interest rate swap instrument to swap the variable interest rate on its $300,000 non-amortized secured term credit facility to a fixed 4.044% interest rate for the period November 4, 2024 to November 4, 2026.

9. PROPERTY, PLANT AND EQUIPMENT

	Note	Land	Buildings and leaseholds	Production equipment	Other equipment	Total
Cost:
Balance, at March 31, 2024		$39,727	$226,225	$54,464	$102,423	$422,839
Additions		1,346	4,211	4,169	12,385	22,111
Acquisition of subsidiaries	4	4,359	11,212	2,060	1,971	19,602
Disposals		—	(148)	(862)	(1,921)	(2,931)
Exchange and other adjustments (i)		1,413	8,152	3,269	(921)	11,913
Balance, at December 29, 2024		$46,845	$249,652	$63,100	$113,937	$473,534

		Land	Buildings and leaseholds	Production equipment	Other equipment	Total
Depreciation:
Balance, at March 31, 2024		$—	$(46,780)	$(22,753)	$(56,329)	$(125,862)
Depreciation expense		—	(9,548)	(6,091)	(9,513)	(25,152)
Disposals		—	—	576	1,552	2,128
Exchange and other adjustments (i)		—	(1,553)	(1,367)	(1,595)	(4,515)
Balance, at December 29, 2024		$—	$(57,881)	$(29,635)	$(65,885)	$(153,401)
Net book value:
At December 29, 2024		$46,845	$191,771	$33,465	$48,052	$320,133
At March 31, 2024		$39,727	$179,445	$31,711	$46,094	$296,977

(i) Represents translation from the functional currency of the related foreign operations into Canadian dollars at the period-end exchange rate. The resulting exchange differences are recognized in the interim condensed consolidated statements of comprehensive income.

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

10. GOODWILL

The carrying amount of goodwill acquired through business combinations has been allocated to a group of CGUs that combine to form a single operating segment, ATS Corporation, as follows:

As at	Note	December 29 2024	March 31 2024
Balance, at April 1		$1,228,600	$1,118,262
Acquisition of subsidiaries	4	81,879	112,201
Exchange and other adjustments (i)		58,670	(1,863)
Balance, at December 29, 2024		$1,369,149	$1,228,600

(i) Represents translation from the functional currency of the related foreign operations into Canadian dollars at the period-end exchange rate. The resulting exchange differences are recognized in the interim condensed consolidated statements of comprehensive income.

11. INTANGIBLE ASSETS

	Note	Development projects	Computer software, licenses and other	Technology	Customer relationships	Brands(i)	Total
Cost:
Balance, at March 31, 2024		$80,367	$69,656	$315,256	$345,318	$199,828	$1,010,425
Additions		20,533	5,638	116	—	745	27,032
Acquisition of subsidiaries	4	—	1,991	10,200	45,743	17,041	74,975
Disposals		—	(900)	—	—	—	(900)
Exchange and other adjustments (ii)		12,882	1,728	15,735	(90,922)	7,536	(53,041)
Balance, at December 29, 2024		$113,782	$78,113	$341,307	$300,139	$225,150	$1,058,491

		Development projects	Computer software, licenses and other	Technology	Customer relationships	Brands(i)	Total
Amortization:
Balance, at March 31, 2024		$(34,045)	$(38,085)	$(99,364)	$(152,973)	$(6,411)	$(330,878)
Amortization		(6,167)	(8,409)	(25,121)	(22,597)	(2,217)	(64,511)
Disposals		—	900	—	—	—	900
Exchange and other adjustments (ii)		(7,931)	(1,185)	(4,833)	102,051	2,496	90,598
Balance, at December 29, 2024		$(48,143)	$(46,779)	$(129,318)	$(73,519)	$(6,132)	$(303,891)
Net book value:
At December 29, 2024		$65,639	$31,334	$211,989	$226,620	$219,018	$754,600
At March 31, 2024		$46,322	$31,571	$215,892	$192,345	$193,417	$679,547

(i) The Company has assessed a portion of its brand intangible assets to have a useful life of five years. The carrying amount of the intangible assets estimated to have an indefinite life as at December 29, 2024 was $200,473 (March 31, 2024 - $183,432).

(ii) Represents translation from the functional currency of the related foreign operations into Canadian dollars at the period-end exchange rate, and includes the elimination of intangible assets that have been fully amortized. The resulting exchange differences are recognized in the interim condensed consolidated statements of comprehensive income.

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

12. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

During the three and nine months ended December 29, 2024 and the three and nine months ended December 31, 2023, there were no changes in the classification of financial assets as a result of a change in the purpose or use of those assets.

During the three and nine months ended December 29, 2024 and the three and nine months ended December 31, 2023, there were no transfers of financial instruments between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.

Instruments not subject to hedge accounting
As part of the Company's risk management strategy, forward contract derivative financial instruments are used to manage foreign currency exposure related to the translation of foreign currency net assets to the subsidiary's functional currency. As these instruments have not been designated as hedges, the change in fair value is recorded in selling, general and administrative expenses in the interim condensed consolidated statements of income.

For the three and nine months ended December 29, 2024, the Company recorded risk management losses of $13,310 and $17,501, respectively (three and nine months ended December 31, 2023 - gains of $1,487 and $6,333, respectively), on foreign currency risk management forward contracts in the interim condensed consolidated statements of income. Included in these amounts, during the three and nine months ended December 29, 2024, were unrealized losses of $5,016 and $3,729, respectively (three and nine months ended December 31, 2023 - unrealized gains of $2,222 and $2,546, respectively), representing the change in fair value. In addition, during the three and nine months ended December 29, 2024, the Company realized foreign exchange losses of $8,294 and $13,772, respectively (three and nine months ended December 31, 2023 - realized losses of $735 and gains of $3,787, respectively), which were settled.

13. PROVISIONS

	Warranty	Restructuring	Other	Total
Balance, at March 31, 2024	$13,192	$21,863	$923	$35,978
Provisions made	3,139	20,435	11,233	34,807
Acquisition of subsidiaries	—	1,413	—	1,413
Provisions used	(3,851)	(22,530)	(11,077)	(37,458)
Exchange adjustments	528	434	47	1,009
Balance, at December 29, 2024	$13,008	$21,615	$1,126	$35,749

Warranty provisions
Warranty provisions are related to sales of products and are based on experience reflecting statistical trends of warranty costs.

Restructuring
Restructuring charges are recognized in the period incurred and when the criteria for provisions are fulfilled. Termination benefits are recognized as a liability and an expense when the Company is demonstrably committed through a formal restructuring plan.

The Company recorded $3,360 and $20,435 for the three and nine-month period ended December 29, 2024 related to the previously disclosed restructuring activities. The costs incurred related primarily to workforce reductions and other reorganization related costs.

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

Other provisions
Other provisions are related to medical insurance expenses that have been incurred during the period but are not yet paid, and other miscellaneous provisions.

14. BANK INDEBTEDNESS AND LONG-TERM DEBT

On October 5, 2023, the Company amended its senior secured credit facility (the "Credit Facility") to extend the term loan maturity to match the maturity of the revolving line of credit. The Credit Facility consists of (i) a $750,000 secured committed revolving line of credit and (ii) a fully drawn $300,000 non-amortized secured term credit facility; both maturing on November 4, 2026. The Credit Facility is secured by the Company's assets, including a pledge of shares of certain of the Company's subsidiaries. Certain of the Company's subsidiaries also provide guarantees under the Credit Facility. At December 29, 2024, the Company had utilized $519,347 under the Credit Facility, of which $519,335 was classified as long-term debt (March 31, 2024 - $703,972) and $12 by way of letters of credit (March 31, 2024 - $12).
The Credit Facility is available in Canadian dollars by way of prime rate advances, Term CORRA advances and/or Daily Compounded CORRA advances, in U.S. dollars by way of base rate advances and/or Term SOFR advances, in Euros by way of EURIBOR advances, in British pounds sterling by way of Daily Simple SONIA advances, and by way of letters of credit for certain purposes. The interest rates applicable to the Credit Facility are determined based on a net debt-to-EBITDA ratio as defined in the Credit Facility. For prime rate advances and base rate advances, the interest rate is equal to the Agent's prime rate or the Agent's U.S. dollar base rate in Canada, respectively, plus a margin ranging from 0.45% to 2.00%. For Term CORRA advances, Daily Compounded CORRA advances, Term SOFR advances, EURIBOR advances and Daily Simple SONIA advances, the interest rate is equal to the Term CORRA rate, the Daily Compounded CORRA rate, the Term SOFR rate, the EURIBOR rate or the Daily Simple SONIA rate, respectively, plus a margin that varies from 1.45% to 3.00%. The Company pays a fee for usage of financial letters of credit that ranges from 1.45% to 3.00%, and a fee for usage of non-financial letters of credit that ranges from 0.97% to 2.00%. The Company pays a standby fee on the unadvanced portions of the amounts available for advance or drawdown under the Credit Facility at rates ranging from 0.29% to 0.60%. The Company's Credit Facility is subject to changes in market interest rates. Changes in economic conditions outside of the Company's control could result in higher interest rates, thereby increasing its interest expense. The Company uses a variable for fixed interest rate swap to hedge a portion of its Credit Facility (see note 8).

The Credit Facility is subject to financial covenants including a net debt-to-EBITDA test and an interest coverage test. Under the terms of the Credit Facility, the Company is restricted from encumbering any assets with certain permitted exceptions. At December 29, 2024, all of the covenants were met.

The Company has additional credit facilities available of $113,741 (40,604 Euros, $24,000 U.S, 120,000 Thai Baht, 5,000 GBP, 5,000 CNY, $1,000 AUD and $2,078 CAD). The total amount outstanding on these facilities as at December 29, 2024 was $6,448, of which $4,252 was classified as bank indebtedness (March 31, 2024 - $4,060), $2,196 was classified as long-term debt (March 31, 2024 - $2,299) and $nil by way of letters of credit (March 31, 2024 - $376). The interest rates applicable to the credit facilities range from 0.03% to 8.45% per annum, in local currency. A portion of the long-term debt is secured by certain assets of the Company.

The Company's U.S. $350,000 aggregate principal amount of senior notes ("the US Senior Notes") were issued at par, bear interest at a rate of 4.125% per annum and mature on December 15, 2028. After December 15, 2023, the Company may redeem the US Senior Notes, in whole at any time or in part from time to time, at specified redemption prices and subject to certain conditions required by the US Senior

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

Notes. If the Company experiences a change of control, the Company may be required to repurchase the US Senior Notes, in whole or in part, at a purchase price equal to 101% of the aggregate principal amount of the US Senior Notes, plus accrued and unpaid interest, if any, to, but not including, the redemption date. The US Senior Notes contain customary covenants that restrict, subject to certain exceptions and thresholds, some of the activities of the Company and its subsidiaries, including the Company's ability to dispose of assets, incur additional debt, pay dividends, create liens, make investments, and engage in specified transactions with affiliates. At December 29, 2024, all of the covenants were met. Subject to certain exceptions, the US Senior Notes are guaranteed by each of the subsidiaries of the Company that is a borrower or has guaranteed obligations under the Credit Facility. Transaction fees of $8,100 were deferred and are being amortized over the term of the US Senior Notes. The Company uses a cross-currency interest rate swap instrument to hedge a portion of its US Senior Notes (see note 8).

On August 21, 2024, the Company completed a private placement of $400,000 aggregate principal amount of senior unsecured notes (the “CAD Senior Notes”). The CAD Senior Notes were issued at par, bear interest at a rate of 6.50% per annum and mature on August 21, 2032. On December 19, 2024, the Company completed a private placement of an additional $200,000 of CAD Senior Notes, bringing the total amount of CAD Senior Notes issued to date to $600,000. The additional CAD Senior Notes were issued at a premium of $1,250 which is classified as long-term debt. The Company may redeem the CAD Senior Notes, at any time after August 21, 2027, in whole or in part, at specified redemption prices and subject to certain conditions required by the CAD Senior Notes. If the Company experiences a change of control, the Company may be required to repurchase the CAD Senior Notes, in whole or in part, at a purchase price equal to 101% of the aggregate principal amount of the CAD Senior Notes, plus accrued and unpaid interest, if any, to, but not including, the redemption date. The CAD Senior Notes contain customary covenants that restrict, subject to certain exception and thresholds, some of the activities of the Company and its subsidiaries, including the Company's ability to dispose of assets, incur additional debt, pay dividends, create liens, make investments, and engage in specified transactions with affiliates.

During the three and nine month periods ended December 29, 2024, the Company incurred transaction costs of $3,422, and $6,080, related to the CAD Senior Notes. Total transaction costs of $9,502 were deferred and will be amortized over the term of the CAD Senior Notes. The Company used the net proceeds from the offerings of the CAD Senior Notes to repay amounts owing under the Credit Facility. At December 29, 2024, all of the covenants were met. Subject to certain exceptions, the CAD Senior Notes are guaranteed by each of the subsidiaries of the Company that is a borrower or has guaranteed obligations under the Credit Facility.

(i) Bank indebtedness

As at	December 29 2024	March 31 2024
Other facilities	$4,252	$4,060

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

(ii) Long-term debt

As at	December 29 2024	March 31 2024
Credit Facility	$519,335	$703,972
Senior Notes	1,103,380	474,075
Other facilities	2,196	2,299
Issuance costs	(13,679)	(8,374)
	1,611,232	1,171,972
Less: current portion	193	176
	$1,611,039	$1,171,796

Scheduled principal repayments and interest payments on long-term debt as at December 29, 2024 are as follows (variable interest repayments on the Credit Facility are not reflected in the table below as they fluctuate based on the amounts drawn):

	Principal	Interest
Less than one year	$193	$59,806
One - two years	299,943	59,789
Two - three years	219,373	59,771
Three - four years	504,668	59,752
Four - five years	38	38,916
Thereafter	600,696	103,710
	$1,624,911	$381,744

15. SHARE CAPITAL

Authorized share capital of the Company consists of an unlimited number of common shares, without par value, for unlimited consideration.

On December 12, 2024, the Company announced that the Toronto Stock Exchange ("TSX") had accepted a notice filed by the Company of its intention to make a normal course issuer bid ("NCIB"). Under the NCIB, ATS may purchase for cancellation up to a maximum of 8,259,180 common shares during the 12-month period ending December 15, 2025.

During the nine months ended December 29, 2024, the Company purchased nil common shares under the recently announced NCIB program and 1,020,887 common shares for $44,983 under the previous NCIB program (March 31, 2024 - purchased 300 common shares for $14). At December 29, 2024, a total of 8,259,180 common shares remained available for repurchase under the recently announced NCIB. All purchases are made in accordance with the bid at prevalent market prices plus brokerage fees, or such other prices that may be permitted by the TSX, with consideration allocated to share capital up to the average carrying amount of the shares, and any excess allocated to retained earnings. Included in share capital is $900 of transaction costs related to taxes on the share repurchase (note 16).

The changes in the common shares issued and outstanding during the period presented were as follows:

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

	Note	Number of common shares	Share capital
Balance, at March 31, 2024		98,219,496	$865,897
Exercise of stock options		4,416	183
Common shares held in trust	17	(332,165)	(14,690)
Repurchase of common shares		(1,020,887)	(9,831)
Balance, at December 29, 2024		96,870,860	$841,559

On May 30, 2023, the Company announced the closing of its U.S. initial public offering on the New York Stock Exchange. A total of 6,900,000 common shares were sold by the Company, at a price of $55.04 ($41 U.S.) per share, for gross proceeds to the Company of $379,797 ($282,900 U.S.). Offering costs of $17,725 ($13,203 U.S.) were paid and deferred tax of $4,260 ($3,173 U.S.) related to the offering costs were recorded to share capital.

16. TAXATION

(i) Reconciliation of income taxes: Income tax expense differs from the amounts that would be obtained by applying the combined Canadian basic federal and provincial income tax rate to income before income taxes. These differences result from the following items:

		Three months ended		Nine months ended
	Note	December 29 2024	December 31 2023	December 29 2024	December 31 2023
Income before income taxes and non-controlling interest		$10,642	$60,994	$57,351	$190,659
Combined Canadian basic federal and provincial income tax rate		26.50%	26.50%	26.50%	26.50%
Income tax expense based on combined Canadian basic federal and provincial income tax rate		$2,820	$16,164	$15,198	$50,525

Increase (decrease) in income taxes resulting from:
Adjustments in respect of current income tax of previous periods		(162)	(93)	(250)	659
Non-taxable items net of non-deductible items		(814)	(1,875)	(2,011)	(5,549)
Unrecognized assets		3,403	2,829	7,463	7,436
Income taxed at different rates and statutory rate changes		(877)	(2,469)	(2,794)	(6,548)
Manufacturing and processing allowance and all other items		(233)	(744)	(1,168)	(1,513)
At the effective income tax rate of 29% (December 31, 2023 – 24%)		$4,137	$13,812	$16,438	$45,010

Income tax expense reported in the interim condensed consolidated statements of income:
Current tax expense		$13,625	$22,505	$41,704	$54,030
Deferred tax recovery		(9,488)	(8,693)	(25,266)	(9,020)
		$4,137	$13,812	$16,438	$45,010

Deferred tax related to items charged or credited directly to equity and goodwill:
Gain (loss) on revaluation of cash flow hedges		$2,762	$686	$4,930	$(1,537)
Opening deferred tax of acquired company	4	—	(33,264)	(16,115)	(33,979)
Other items recognized through equity		895	1,138	(147)	5,936
Income tax charged directly to equity and goodwill		$3,657	$(31,440)	$(11,332)	$(29,580)

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

Pillar Two legislation became enacted in Canada and came into effect on April 1, 2024 for the Company. Pillar Two introduces a 15% global minimum tax on income earned in each jurisdiction where the Company operates. During the three months and nine months ended December 29, 2024, the Company recognized income tax expense related to Pillar Two income taxes of $528 and $1,579 respectively ($nil and $nil in the three and nine months ended December 31, 2023) in the interim condensed consolidated statements of income. The Company has applied the exception to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes.

On June 20, 2024, Bill C-59 received Royal Assent, enacting a 2% tax on certain share buybacks. The impact of this tax is reflected in the interim condensed consolidated financial statements (note 15).

17. STOCK-BASED COMPENSATION

In the calculation of the stock-based compensation expense in the interim condensed consolidated statements of income, the fair value of the Company's stock option grants were estimated using the Black-Scholes option pricing model for time-vesting stock options. During the three and nine months ended December 29, 2024, the Company granted nil and 241,327 time vesting stock options (nil and 176,112 in the three and nine months ended December 31, 2023, respectively). The stock options granted vest over four years and expire on the seventh anniversary from the date of issue.

For the nine months ended		December 29 2024		December 31 2023
	Number of stock options	Weighted average exercise price	Number of stock options	Weighted average exercise price
Stock options outstanding, beginning of period	823,527	$33.56	785,429	$26.69
Granted	241,327	45.37	176,112	57.71
Exercised (i)	(4,416)	31.53	(89,773)	21.78
Forfeited	(25,058)	44.60	(6,382)	37.87
Stock options outstanding, end of period	1,035,380	$36.05	865,386	$33.43
Stock options exercisable, end of period, time-vested options	547,367	$27.98	385,108	$24.06

(i) For the nine months ended December 29, 2024, the weighted average share price at the date of exercise was $43.39 (December 31, 2023 - $58.20).

The fair values of the Company's stock options issued during the periods presented were estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions. Expected stock price volatility was determined at the time of the grant by considering historical share price volatility. Expected stock option grant life was determined at the time of the grant by considering the average of the grant vesting period and the grant exercise period.

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

For the nine months ended	December 29 2024	December 31 2023
Weighted average risk-free interest rate	3.75%	3.52%
Dividend yield	0%	0%
Weighted average expected volatility	35%	36%
Weighted average expected life	4.75 years	4.77 years
Number of stock options granted: Time-vested	241,327	176,112
Weighted average exercise price per option	$ 45.37	$ 57.71
Weighted average value per option: Time-vested	$ 16.45	$ 20.83
Restricted Share Unit Plan:

During the three and nine months ended December 29, 2024, the Company granted 50,747 and 255,055 time-vesting restricted share units ("RSUs") (9,740 and 161,568 in the three and nine months ended December 31, 2023), and nil and 210,803 performance-based RSUs (nil and 126,944 in the three and nine months ended December 31, 2023). The Company measures these RSUs based on the fair value at the date of grant and a compensation expense is recognized over the vesting period in the interim condensed consolidated statements of income with a corresponding increase in contributed surplus. The performance-based RSUs vest upon successful achievement of certain operational and share price targets.

On May 18, 2022, the RSU plan was amended so that RSUs granted may be settled in ATS Common Shares, where deemed advisable by the Company, as an alternative to cash payments. It is the Company's intention to settle these RSUs with ATS Common Shares and therefore the Company measures these RSUs as equity awards based on fair value. During the three and nine months ended December 29, 2024, nil and 332,165 common shares were purchased for nil and $14,690, respectively, and placed in trust (nil and 387,794 shares for nil and $23,820 in the three and nine months ended December 31, 2023, respectively). At December 29, 2024, 1,057,455 shares are held in a trust and may be used to settle some or all of the RSU grants when they are fully vested. The trust is consolidated in the Company's interim condensed consolidated financial statements with the value of the acquired common shares presented as a reduction of share capital.

The RSUs issued prior to May 18, 2022 give the employee the right to receive a cash payment based on the market value of a common share of the Company. The RSU liability is recognized quarterly based on the expired portion of the vesting period and the change in the Company's stock price. The change in value of the RSU liability is included in the interim condensed consolidated statements of income in the period of the change. At December 29, 2024, the value of the outstanding liability related to the RSU plan was $8 (March 31, 2024 - $13,875). The RSU liability is included in accounts payable and accrued liabilities on the interim condensed consolidated statements of financial position.

The weighted average remaining vesting period for the time-vesting RSUs and performance-based RSUs to be settled in cash is 0.5 years.

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

Deferred Stock Unit Plan:

During the three and nine months ended December 29, 2024, the Company granted nil and 43,456 Deferred Stock Units ("DSUs"), respectively (three and nine months ended December 31, 2023 - 3,103 and 32,498, respectively). The DSU liability is revalued at each reporting date based on the change in the Company's stock price. As at December 29, 2024, the value of the outstanding liability related to the DSUs was $20,075 (March 31, 2024 - $19,661). The DSU liability is included in accounts payable and accrued liabilities on the interim condensed consolidated statements of financial position. The change in the value of the DSU liability is included in the interim condensed consolidated statements of income in the period of change.

The following table shows the compensation expense related to the Company's share-based payment plans:

For the three months ended	December 29 2024	December 31 2023
Stock options	$732	$492
RSUs	2,527	4,027
DSUs	1,866	152
	$5,125	$4,671

For the nine months ended	December 29 2024	December 31 2023
Stock options	$2,242	$1,504
RSUs	8,892	15,021
DSUs	414	1,591
	$11,548	$18,116

18. COMMITMENTS AND CONTINGENCIES

The minimum purchase obligations are as follows as at December 29, 2024:
Less than one year	$364,327
One - two years	38,236
Two - three years	3,665
Three - four years	120
Four - five years	52
More than five years	135
$406,535

The Company's off-balance sheet arrangements consist of purchase obligations, primarily commitments for material purchases, which have been entered into in the normal course of business.

In accordance with industry practice, the Company is liable to customers for obligations relating to contract completion and timely delivery. In the normal conduct of its operations, the Company may provide letters of credit as security for advances received from customers pending delivery and contract performance. In addition, the Company provides letters of credit for post-retirement obligations and may provide letters of credit as security on equipment under lease and on order. As at December 29, 2024, the total value of outstanding letters of credit was approximately $236,673 (March 31, 2024 - $171,065).

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

In the normal course of operations, the Company is party to a number of lawsuits, claims and contingencies. Although it is possible that liabilities may be incurred in instances for which no accruals have been made, the Company does not believe that the ultimate outcome of these matters will have a material impact on its interim condensed consolidated statements of financial position.

19. SEGMENTED DISCLOSURE

The Company's operations are reported as one operating segment, Automation Systems, which plans, allocates resources, builds capabilities and implements best practices on a global basis.

Geographic segmentation of revenues is determined based on revenues by customer location. Non-current assets represent property, plant and equipment, right-of-use assets and intangible assets that are attributable to individual geographic segments, based on location of the respective operations.

As at	December 29, 2024
	Right-of-use assets	Property, plant and equipment	Intangible assets
Canada	$32,597	$65,295	$95,974
United States	22,378	148,049	443,566
Germany	23,957	52,972	44,399
Italy	17,783	40,488	130,184
Other Europe	19,506	10,782	31,582
Other	3,988	2,547	8,895
Total Company	$120,209	$320,133	$754,600

As at	March 31, 2024
	Right-of-use assets	Property, plant and equipment	Intangible assets
Canada	$30,483	$62,895	$28,558
United States	11,273	143,642	434,039
Germany	24,849	35,158	38,945
Italy	16,819	39,439	133,447
Other Europe	17,627	13,581	34,672
Other	4,610	2,262	9,886
Total Company	$105,661	$296,977	$679,547

Revenue from external customers	Three months ended		Nine months ended
	December 29 2024	December 31 2023	December 29 2024	December 31 2023
Canada	$29,901	$27,653	$97,970	$92,580
United States	283,450	365,930	866,513	1,089,685
Germany	59,551	72,824	169,175	219,118
Italy	19,207	25,481	64,871	91,953
Other Europe	153,116	135,405	451,520	431,887
Other	106,768	124,759	308,995	316,194
Total Company	$651,993	$752,052	$1,959,044	$2,241,417

For the nine months ended December 29, 2024, the Company did not have revenues from a single customer that amounted to 10% or more of total consolidated revenues (nine months ended December 31, 2023 - revenues from a single customer amounted to 25.8%).

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

20. REVENUE FROM CONTRACTS WITH CUSTOMERS

(a) Revenue by type:

	Three months ended		Nine months ended
	December 29 2024	December 31 2023	December 29 2024	December 31 2023
Revenues from construction contracts	$343,559	$485,202	$1,056,014	$1,473,825
Services rendered	158,046	153,016	491,789	444,397
Sale of goods	150,388	113,834	411,241	323,195
Total Company	$651,993	$752,052	$1,959,044	$2,241,417

(b) Disaggregation of revenue from contracts with customers:

	Three months ended		Nine months ended
Revenues by market	December 29 2024	December 31 2023	December 29 2024	December 31 2023
Life Sciences	$376,107	$316,873	$1,054,891	$893,301
Food & Beverage	113,251	94,885	303,974	335,339
Transportation	49,807	240,442	263,451	711,176
Consumer Products	85,239	68,976	246,469	217,160
Energy	27,589	30,876	90,259	84,441
Total Company	$651,993	$752,052	$1,959,044	$2,241,417

	Three months ended		Nine months ended
Timing of revenue recognition based on transfer of control	December 29 2024	December 31 2023	December 29 2024	December 31 2023
Goods and services transferred at a point in time	$150,388	$113,834	$411,241	$323,195
Goods and services transferred over time	501,605	638,218	1,547,803	1,918,222
Total Company	$651,993	$752,052	$1,959,044	$2,241,417

(c) Contract balances:

As at	December 29 2024	March 31 2024
Trade receivables	$663,146	$437,329
Contract assets	619,510	704,703
Contract liabilities	(346,271)	(312,204)
Unearned revenue (i)	(82,771)	(51,056)
Net contract balances	$853,614	$778,772
(i) The unearned revenue liability is included in accounts payable and accrued liabilities on the interim condensed consolidated statements of financial position.

As at	December 29 2024	March 31 2024
Contracts in progress:
Costs incurred	$4,493,011	$3,936,631
Estimated earnings	1,593,204	1,354,259
	6,086,215	5,290,890
Progress billings	(5,812,976)	(4,898,391)
Net contract assets and liabilities	$273,239	$392,499

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

The Company applies estimates, judgments and assumptions based on parameters available when the interim condensed consolidated financial statements were prepared. While the Company has a disagreement with one of its electric vehicle customers, revenue in the interim condensed consolidated financial statements is recognized based on the amount of consideration that the Company expects to receive based on fulfillment of its contractual obligations. Pending resolution of this disagreement, the realization of certain contract assets and trade receivables may be delayed outside the Company's normal operating cycle.

21. NET FINANCE COSTS

		Three months ended		Nine months ended
	Note	December 29 2024	December 31 2023	December 29 2024	December 31 2023
Interest expense		$25,255	$16,898	$66,321	$47,516
Interest on lease liabilities	7	1,549	1,387	4,487	4,031
Interest income		(4,364)	(748)	(5,316)	(1,602)
		$22,440	$17,537	$65,492	$49,945

22. EARNINGS PER SHARE

Basic earnings per share
Earnings per common share is calculated by dividing earnings attributable to common shareholders by the weighted average number of common shares outstanding.

Diluted earnings per share
The treasury stock method is used to determine the dilutive impact of stock options and RSUs. This method assumes any proceeds from the exercise of stock options and vesting of RSUs would be used to purchase common shares at the average market price during the period.

For the three months ended	December 29 2024	December 31 2023
Weighted average number of common shares outstanding	97,926,990	98,906,456
Dilutive effect of RSUs	181,109	130,049
Dilutive effect of performance-based RSUs	353,589	190,446
Dilutive effect of stock option conversion	218,115	313,096
Diluted weighted average number of common shares outstanding	98,679,803	99,540,047

For the nine months ended	December 29 2024	December 31 2023
Weighted average number of common shares outstanding	97,990,854	97,373,957
Dilutive effect of RSUs	143,510	128,582
Dilutive effect of performance-based RSUs	353,589	256,945
Dilutive effect of stock option conversion	210,545	357,400
Diluted weighted average number of common shares outstanding	98,698,498	98,116,884

The Company presents basic and diluted earnings per share data. Basic earnings per share is calculated by dividing the net income attributable to shareholders of the Company by the weighted average number of common shares outstanding during the period, adjusted for common shares held in trust under the RSU Plans. Diluted earnings per share is determined by further adjusting the weighted average number of common shares outstanding for the effects of all potential dilutive shares, which

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

comprise stock options, RSUs and performance-based RSUs granted to executive officers and designated employees.

For the three and nine months ended December 29, 2024, stock options to purchase 403,159 common shares, 2,092 RSUs and 202,919 performance-based RSUs are excluded from the weighted average number of common shares in the calculation of diluted earnings per share as they are anti-dilutive (174,372 common shares, 125,690 RSUs and nil performance-based RSUs were excluded for the three and nine months ended December 31, 2023).

23. SUPPLEMENTAL CASH FLOW INFORMATION

The following table sets forth the supplemental cash flow information on net change in non-cash working capital:

	Three months ended		Nine months ended
	December 29 2024	December 31 2023	December 29 2024	December 31 2023
Accounts receivable	$(115,416)	$(27,522)	$(230,248)	$(138,693)
Income tax receivable	(1,648)	3,102	(3,841)	236
Contract assets	(29,858)	1,892	85,193	(63,243)
Inventories	(23,807)	(8,709)	(41,042)	(31,916)
Deposits, prepaids and other assets	2,263	(20,014)	4,629	(21,538)
Accounts payable and accrued liabilities	98,383	241	8,407	(54,105)
Income tax payable	(7,615)	9,022	(13,010)	9,401
Contract liabilities	101,421	69,659	34,067	60,224
Provisions	(4,119)	12,422	(1,642)	5,497
Foreign exchange and other	10,477	(4,404)	6,414	(1,840)
Total change in non-cash working capital	$30,081	$35,689	$(151,073)	$(235,977)